UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE

Mail Stop 3561
      December 13, 2006


Robert H. Davies
Chief Executive Officer
Alyst Acquisition Corp.
233 East 69th Street, #6J
New York, NY 10021

Re:		Alyst Acquisition Corp.
      Registration Statement on Form S-1
      Filed November 14, 2006
		File No. 333-138699

Dear Mr. Davies:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. With a view to disclosure, tell us the specific factors you considered in determining to value this offering at $56 million, and the factors you considered when determining that this offering would permit sufficient funds available from the trust to effect the business combination contemplated by the registration statement. We are interested in particular in the type, nature and results to date of any and all due diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate or an unrelated third party, concerning a potential business combination. The inquiry includes the time period before the company`s corporate existence was established and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Alyst Acquisition Corp. Given management`s experience in the telecommunications industry, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company`s net assets may be material information for which appropriate disclosure is required. We may have further comment.

2. Similarly disclose the various factors considered in determining the different exercise prices of the option, insider warrants and warrants. See Item 505 of Regulation S-K.

3. Please furnish supplementally a statement as to whether or not the
amount of compensation to be allowed or paid to the underwriters has
been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections. In this regard, tell us whether the NASD passed on the representative`s independence in light of the unit purchase option valued at over
$2.3
million.

4. We note from Articles six and seven from the certificate of incorporation that you may only amend the termination date in connection with a business combination. We also note the discussion of amendments to extend your corporate life on page 31 and the statement on page six that your limited corporate existence removes the necessity to comply with the formal procedures set forth in
Section 275 of the Delaware General Corporation Law. With a view to disclosure, please provide us with a legal analysis as to how the company will comply with Sections 275 and 280 or 281(b) of the DGCL and disclose in the prospectus the procedures that the company will undertake to comply.

5. Tell us and revise where appropriate to disclose whether the company is permitted to disburse or loan funds from the trust account prior to the consummation of a business combination to satisfy the 80% valuation requirement.

6. We note your disclosure on the prospectus cover page to the effect that Messrs. Schriesheim, Davies and others have already committed to purchase from the company the insider warrants. In light of this disclosure, it would appear that an investment decision has already been made with respect to the insider warrants and the offer and sale of such warrants may not be registered on this registration statement. Please provide the staff with a legal analysis as to the compliance of the offer and sale of the insider warrants with Section
5 of the Securities Act of 1933, as amended. We may have further comment.

Registration Statement Cover Page

7. It appears that the fee computation should include the consideration to be received by you upon exercise of the warrants. Please revise or advise.

Prospectus Cover Page

8. Please advise us and revise where appropriate to add disclosure addressing the termination of the distribution of the company`s different classes of securities in this offering. We note from the cover page that Jesup & Lemont expects to deliver securities to investors at a certain date that is based on the date of the prospectus, and we note the contingent nature of the warrants` exercisability based on an effective registration statement. Advise us of the expected timeframe for the offering, including any extended periods during which you and the underwriter do not anticipate will be necessary but which could be used to sell all remaining shares to the public.

9. Please confirm that your typesetting is at least 10-point type pursuant to Rule 420 of Regulation C. In this regard, please see
Item 501 of Regulation S-K.

Prospectus Summary

10. Please revise to include a summary of conflicts of interest.

11. Please include your internet address if you have one.  See
Item
101(e)(3) of Regulation S-K.

12. We note the statement on page two that your efforts in identifying a prospective target business will not be limited to a particular industry, although you intend to focus your initial efforts on telecommunications businesses. Please revise to clarify the company`s commitment to seeking a target business in the telecommunications industry. Disclose the criteria under which the company will determine when to shift its initial efforts from the telecommunications sector to other sectors.

13. You state on page two that a target business "may have a fair market value substantially in excess of 80% of our net assets."
Please clarify how and under what circumstances the 80% test can be met in a transaction in which you acquire less than a 100% interest in the target business or businesses.

14. Please revise the first paragraph on page two to indicate that your corporate existence is set to expire by operation of law on a certain date, and include the date itself. Similarly, revise the second paragraph on page eight to identify the date instead of using the expression "the date our corporate existence ceases."

15. Please revise the second to last paragraph on page two to briefly explain how "fair market value" will be measured. We note from page
42 that you will seek an opinion from an investment banking firm as to fair market value only if you propose a target business that is affiliated with existing stockholders.

16. Please revise page two to briefly describe the underwriter`s option and the purpose for issuing it to the underwriter. Please include relevant discussion of conflicts of interest and the value of the compensation as disclosed on page 51. We note that the NASD has designated it as compensation in addition to the discounts and commissions.

Offering, Securities offered, page 3

17. We refer you to the first paragraph on page three and the description of the timing for separately traded warrants and common stock. Revise to disclose the measures that unit holders should take to become informed about the commencement of separately trading common shares and warrants, including any steps that an investor`s broker will need to take with respect to the transfer agent.

Number to be outstanding after this offering and sale to insiders, page 4

18. Revise the bullet points under "The warrants will become exercisable on the later of" on page four to disclose if their exercisability is conditioned on an effective registration statement.
In addition, please clarify whether you may redeem warrants in the event a registration statement is not effective.

19. Please revise the second paragraph under "Redemption" on page four to explain further how the redemption criteria are meant to provide "liquidity to cushion the market reaction" to your redemption call.

Stockholders must approve business combination, page 6

20. You state in the last paragraph on page six that you will proceed with a business combination only if a majority of the shares are voted in favor of the business combination. Advise us of the consequences to the company should the stockholders simultaneously vote in favor of consummating a combination but against extending the corporation`s existence, and vice versa. Similarly tell us the consequences of broker non-votes.



Conversion rights for stockholders, page 7

21. Please revise the first sentence to include a quantified estimate of the initial amount of the pro rata share of the trust account. Also, advise us how you calculated the $7.85 disclosed in the fourth paragraph on page seven and elsewhere, including the assumptions you used regarding the partial or total use of the $1.68 million of trust proceeds, the $100,000 available to you outside of the trust, the proceeds and fees under the over-allotment option, the source of funds to pay offering fees and expenses in excess of the $54,000 received from officers and directors, and the possibility of no-shop fees, cancellation fees and other deferred expenses that may be payable in the event you commence but do not consummate a business combination.

Liquidation if no business combination, page 7

22. You state that your corporate existence will cease by operation of law and that you will promptly distribute trust assets. Please revise to further expand on the term "promptly," and address the possibility that claims by third parties, litigation or other matters may prevent a prompt liquidation and distribution.

Liquidation if no business combination (continued), page 8

23. You state in the first paragraph on page eight that you cannot assure investors that certain founders and individuals will be able to satisfy obligations arising under their agreement to cover trust payments to third parties. Please revise to succinctly disclose the terms of the individuals` commitments, including, but not limited to, whether they are joint and several, and state what steps you have taken and/or plan to take to ensure that the individuals will have sufficient funds to cover such commitments. In this regard, please revise the parallel disclosure on page 33 to provide any additional relevant information and details.

24. Please revise the third paragraph on page eight to identify the
"certain" initial stockholders, succinctly disclose the terms of the agreement, and explain the basis for your belief that the funds necessary will be "approximately $15,000." If this agreement is the same as the one described in the first paragraph on this page, revise to so state.

25. Please revise the last paragraph on page 8 to include brief descriptions of material risks, including that if third parties bring claims against you, the proceeds held in trust could be reduced and the per share liquidation value may be less than your anticipated amount per share; reliance on Mr. Davies`s and Mr. Weksel`s ability to choose an appropriate target business and either conduct due diligence or monitor due diligence conducted by others; conflicts of interest; and an effective registration statement may not be in place when an investor desires to exercise warrants.
Risk Factors, page 10

26. Please provide a risk factor to discuss the company`s ability to redeem the warrants pursuant to section 6.1 of the warrant agreement.
The risk factor should specifically address the fact the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable.

27. Please include a separate risk factor explaining that, in the event investors in this offering are presented with the decision to vote for or against a proposed business combination, there may be an incentive to vote for the proposal beyond the merits of the target business because the estimated conversion price per unit is virtually certain to be less than the purchase price paid for the unit in the offering ($8.00).

28. Include a risk factor that the company may not be required to obtain an opinion from an investment banking firm as to the fair market value of the target business.

29. Please revise risk factor five to disclose that management will be able to use up to $1.68 million from the trust, even if no business combination occurs; whereas, Rule 419 would require that the funds either go to a successful acquisition or be returned to investors.

30. Please provide a risk factor to discuss investors` reliance on Mr. Davies`s and Mr. Weksel`s ability to choose a business partner, and disclose that investors` only opportunity to evaluate and affect the investment decision regarding a potential business combination will be limited to voting for or against the proposal. In addition, the vote may be voted against (or, alternatively, for) a proposal that could still be approved (or rejected) if a sufficient number of public stockholders vote for (or against) the proposed business combination.

31. We note the discussion of warrants and conditions to exercise in risk factors ten and 11. Please revise to highlight any differences between the exercise rights of public shareholders, insiders and underwriters.

Use of Proceeds, page 20

32. Considering your operations while searching for a target business will be funded by interest earned on the trust account, please revise to discuss your expectations regarding such interest payments, including the estimated interest rate and approximate timeframe over which you expect to receive the total amount based on the terms and current market conditions.



Dilution, page 23

33. Please explain your basis for excluding the $2.24 million in deferred underwriter compensation from your calculation of net tangible book value after the offering or revise accordingly.

Management`s Discussion and Analysis, page 26

34. Please revise to address the potential financial and accounting impact of EITF 00-19 Accounting for Derivative Financial Instruments
Indexed to, and Potentially Settled in, a Company`s Own Stock. Consider adding risk factor disclosure that discusses warrant holders` lack of alternatives in the event the company is unable to honor its commitment to have an effective registration statement covering the exercise of warrants.

Proposed Business, page 28

35. Please disclose the company`s plans regarding the sourcing of target companies outside of the United States, and include a brief description of management`s experience with such activities.

36. We note the disclosure on page two and elsewhere that your efforts in identifying a prospective target business will not be limited to a particular industry. In light of the fact that you will not be limited to a particular industry, please revise your Item
101
of Regulation S-K disclosure to discuss your intended search process in more detail since you are able to acquire companies outside of management`s expertise. Revise to clarify if there is a timeframe or monetary amount used that will trigger your search of companies not in the initial industry focus.

We have not identified a target business, page 28

37. Please revise to briefly explain how you will identify potential business combinations, including the individuals involved and the capacity in which they work in connection with your business and the business of sourcing potential business combinations generally. Also, revise to identify any promoters and other affiliates that you anticipate using in connection with your proposed business. Alternatively, if management has not considered any candidates for promoters and other affiliates, please revise to so state.

38. Please revise to further expand on management`s experience identifying and evaluating business combinations in the range contemplated by the company, including experience with negotiating transactions and conducting due diligence or monitoring the due diligence of others.

Sources of target business, page 29

39. Disclose whether your charter limits your ability to enter into a business combination with an affiliate, including a business in which an affiliate has a direct or indirect interest, or a non-affiliated entity sourced through an affiliate. It appears that you should add risk factor disclosure addressing conflicts of interest in business combinations with affiliates or businesses sourced through affiliates.

Liquidation if no business combination, page 32

40. Please revise the last paragraph on page 32 to identify the initial stockholders who have committed to pay any obligations incident to liquidation. Also, disclose the sources and terms of the stockholders` commitments.

41. Please refer to the first full paragraph on page 33. Please clarify here and throughout the document as appropriate the obligation of the company to bring a claim against the Messrs. Weksel, Schriesheim, Davies and Weksel. Explain whether the company would have to bring a claim against these individuals to enforce their liability obligation. Clarify whether the company has an obligation to bring this claim, if necessary. Clarify whether the board has any fiduciary obligation to bring such a claim. If not, please explain.

Management, page 38

42. It appears based on filings by Global Telesystems, Inc., that Mr.
Schriesheim served as an executive officer when that company was subject to bankruptcy proceedings. Please revise to provide the information requested by Item 401(f) of Regulation S-K.

Executive Compensation, page 40

43. Please revise to disclose whether you have entered into employment agreements with your executive officers.

44. We note the statement on page 40 that each member of your audit committee, Messrs. Schriesheim, Levy and Botwin, is independent under the American Stock Exchange`s listing standards. We also note that
Messrs. Schriesheim and Levy entered subscription agreements as part of insiders` commitment to purchase $1.82 million of "insider warrants"; risk factors 18, 24 and 25 describe conflicts of interest involving your insiders, including the members of the audit committee; and each member of the audit committee acquired between 30,000 and 362,500 shares of common stock in connection with your organization and at a significant discount to the expected public offering price. Given the anticipated value of the shares they received and the directors` status as insiders of the company, please tell us the criteria you used to determine independence.

Conflicts of Interest, page 41

45. Please revise the second bullet point on page 42 to provide an example illustrating the conflict of interest related to the determination of when to call warrants for redemption under negative price pressure.

46. We note the third bullet point on page 42 and the statement that officers and directors may purchase shares of common stock as part of this offering or in the open market. Tell us the circumstances under which any anticipated purchases may occur. And advise us whether your officers and directors have an arrangement or understanding to conduct purchases in the aftermarket. Currently, it appears that the only purchases will be $1.82 million for warrants simultaneously with this offering. Please advise. If true, please revise the forepart of the prospectus to disclose that the officers and directors may purchase units, common shares and warrants in the offering or in the open market, as the case may be.

47. We note the discussion in the fourth and fifth paragraphs on page
42 concerning similar legal obligations relating to presenting business opportunities to multiple business affiliations, in addition to Alyst Acquisition. We also note that each of the officers/directors of the company discloses a significant level of experience in investing in various companies. A substantial part of such experience is derived from such individual`s existing and ongoing involvement in private investing companies. In light of the ongoing nature of the involvement of the officers/directors with these firms, such as Industrial Acquisitions Management, LLC, and Source Companies, LLC, please provide the following disclosure:
(i)
for each of the officers/directors of the company, provide a listing of each entity with which a conflict of interest may or does exist with the company; (ii) indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities; and (iii) to the extent that any of the officers/directors have established criteria by which they are evaluating any contacts or discussions insofar as the relate to the company, disclose such criteria and discuss how they are applied. We also note that Mr. Schriesheim is a director of several communications companies and may have conflicting fiduciary duties with respect to potential business opportunities. We may have further comment.

48. In light of the fact that each officer/director may be looking at the same companies with respect to both Alyst Acquisition and those other entities in which each such individual is involved, it would appear that all contacts and discussions currently being conducted by each such individual are relevant to Alyst Acquisition and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus, or the company should tell us why such information is not relevant to an investment in Alyst Acquisition.

Certain Relationships and Related Transactions, page 44

49. Please revise to identify each individual agreements and arrangements, their parties and material terms. For example, you reference "an aggregate of $25,000" and "a purchase price of approximately $0.014 per share," and the second and third to last paragraphs on page 44 do not identify the parties or the source of the provisions.

50. The prospectus indicates on page 33 that Messrs. Weksel, Schriesheim, Davis and Weksel have agreed to be liable for debts and obligations if you liquidate. We also note that the company will reimburse officers and directors for business expenses in connection with certain activities. Please revise to identify the specific agreements or arrangements and their material terms.

Item 15. Recent Sales of Unregistered Securities

51. Please confirm that you have identified all unregistered sales.
We note 227,500 shares held by each of several principal stockholders as disclosed in footnote (2) on page 43.

Item 16. Exhibits and Financial Statement Schedules

52. Please refer to the underwriting agreement filed as exhibit
1.1.
We note the section beginning on page 29 titled "Default by an Underwriter", which allows the registrant and the underwriter to terminate the agreement, but not the obligation to do so, if more than a 10% default occurs and purchase of the defaulted units is not arranged. This, in our view, would constitute less than a firm commitment for all of the securities. The language should be revised to state that "this agreement will be terminated by you or the Company..." if such a default occurs.

53. We note that each "Exhibit A" to certain Insider Letters, Exhibits 10.1 through 10.6, are included in those filings. However, each "Exhibit B," the Questionnaires, are not included. As those exhibits contain relevant management information and are the subject of representations in the Insider Letters and Sections 2.14 and
2.22.1 of the underwriting agreement, please file Insider Letters
10.1 through 10.6 with each "Exhibit B," or tell us why such information is not relevant to an investment decision.

Financial Statements, page F-1

54. Please provide a currently dated consent of the independent accountant in any amendment and ensure the financial statements are updated as required by Article 3 of Regulation S-X.

Note 2 - Proposed Public Offering, page F-10

55. Tell us how you developed your expected volatility assumption of
45%. Provide us with a schedule listing any similar public companies used in your analysis, along with their market capitalization, their volatility, and the term and interval of the volatility used in developing your estimate. Please expand the discussion of the option in MD&A to disclose your basis for the estimate of expected volatility.


General

      As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Raquel Howard at (202) 551-3291 or Terence
O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact
James
Lopez at (202) 551-3536 with any other questions.

Sincerely,


John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: 	David Alan Miller, Esq. (by facsimile)
      	(212) 818-8881




Robert Davies
Alyst Acquisition Corp.
December 13, 2006
Page 1